SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA SHENGDA PACKAGING GROUP INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16950V 107
(CUSIP Number)

Nengbin Fang
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China
(86) 571-82838805
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS NENGBIN FANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,750,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	5,750,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1) A total of 39,456,311 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

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CUSIP No. 16950V 107

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of China Shengda Packaging Group Inc., a Nevada corporation (the "Issuer"). The Issuer’s principal executive offices are located at No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Item 2. Identity and Background.

(a)

The person filing this Statement is Mr. Nengbin Fang, a natural person (the “Reporting Person”).

(b)

The business address of the Reporting Person is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

(c)

The principal occupation of the Reporting Person is Chairman of the Board of Directors of the Issuer.

(d)-(e)

During the last five years, Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this Statement pursuant to the transactions described below.

On April 8, 2010, the Issuer entered into that certain share exchange agreement (the "Share Exchange Agreement") with Evercharm Holdings Limited, a British Virgin Islands company ("Evercharm"), and its sole shareholder, Shengda (Group) Holdings Limited, an Island of Bermuda company ("Shengda Holdings"). Pursuant to the Share Exchange Agreement, all of the equity interest of Evercharm held by Shengda Holdings was exchanged for 27,600,000 shares of the Common Stock of the Issuer.

At the time of the share exchange, Shengda Holdings was 100% owned by Wealthcharm Investments Limited, which in turn was owned by the Reporting Person and his family. On May 10, 2010, Shengda Holdings distributed all of the shares that it acquired under the Share Exchange Agreement to the Reporting Person and his family. As a result of this distribution, the Reporting Person acquired 5,250,000 shares of the Common Stock of the Issuer.

On December 15, 2010, in connection with the Issuer’s underwritten public offering, the Reporting Person purchased an additional 500,000 shares of Common Stock at the public offering price of $4.00 per share. These shares were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on April 13, 2010.

The Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 3 of 5 Pages

CUSIP No. 16950V 107

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 5,750,000 shares of the Issuer’s Common Stock, representing 14.6% of the outstanding shares of the Issuer’s Common Stock (based on 39,456,311 shares of Common Stock outstanding as of December 15, 2010).

(b)

The Reporting Person has sole voting and dispositive power over the 5,750,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by him. The Reporting Person does not own any other securities of the Issuer.

(c)

Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the shares of the Issuer’s Common Stock held by the Reporting Person are subject to a lock-up agreement, dated December 10, 2010 ("the "Lock-Up Agreement"), pursuant to which, for a period of 360 days after the date of the prospectus relating to the Issuer’s public offering, the Reporting Person may not offer, sell, pledge or otherwise dispose of his shares without the prior written consent of Oppenheimer & Co. Inc. (subject to certain exceptions and certain extensions of the lock-up period described in the Lock-Up Agreement).

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated April 8, 2010, among the Issuer, Evercharm Holdings Limited and its sole shareholder [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 13, 2010].

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010

/s/ Nengbin Fang
Nengbin Fang

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